News Releasee
Communiqué de Pressee
Exhibit 99.2
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Catherine ENCK
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Patricia MARIE
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Paul FLOREN
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Christine de CHAMPEAUX
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Bertille ARON
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Mary DWYER
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Isabelle CABROL
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Charles-Edouard ANFRAY
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Franklin BOITIER
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Philippe GATEAU
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TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total boosts its adhesives business
Paris, 23 December 2005 — Bostik, the Total subsidiary specialized in adhesives, recently acquired two companies: Laybond (United Kingdom) and Global Brands (Philippines).
Laybond, with a turnover of around 30 million euros, is one of the leading players in the United Kingdom in adhesives and sealants for building activities and in particular for floor covering and roof waterproofing.
Global Brands is the leader in roofing sealants and product assembly adhesives in the Philippines, with a turnover of around 17 million euros.
These transactions are part of Bostik’s strategy of targeted acquisitions intended to increase its market share on growth markets.
Bostik is one of the world’s leading adhesives company and generated a turnover of 1.1 billion euros in 2004.
Press contact for Bostik : Véronique Bedos-Delaville : 33 (0) 1 47 96 90 55
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com